Exhibit 99.2

Directors' Report on the State of the Company's Affairs
for the year ended
December 31, 2012

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

We respectfully present the Directors' Report on the state of affairs of "Bezeq" – The Israel Telecommunication Corp. Limited ("the Company") and consolidated Group companies (the Company and consolidated companies together: "the Group"), for the year ended December 31, 2012.

The Group reports on four main segments of operation in its financial statements:

1)	Domestic Fixed-Line Communications

2)	Cellular

3)	International Communications, Internet and NEP Services

4)	Multi-Channel Television

It should be noted that the Company's consolidated financial statements also include an “Others” segment which consists mainly of internet services, portal operation (by means of Walla) and customer call center services (by means of Bezeq On Line). This Others segment is not material at the Group level.

The Company's profit for the year attributed to the shareholders amounted to NIS 1,858 million compared to NIS 2,066 million in the prior year, a decrease of 10.1%.

EBITDA (operating profit before depreciation and amortization) of the Group in the reporting year decreased from NIS 4,637 million in the prior year to NIS 4,471 million in the reporting year, a decrease of about 3.6%.

The results for the reporting year compared with the prior year were affected mainly by more intense competition in the communications market, primarily in the Cellular segment, which resulted in a decline in revenues. The effect of the decline in revenues was moderated by a decrease in operating and general expenses. In addition, the early retirement expense recorded in 2011 in the Domestic Fixed-Line Communications segment affected the results for the prior year compared with the reporting year.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

1.	Explanations of the Board of Directors for the state of the Company's affairs, the results of its operations, its equity, cash flows and other topics

1.1	Financial position

1.1.1	Assets

The Group's assets as of December 31, 2012 amounted to NIS 15.77 billion, compared to NIS 17.33 billion on December 31, 2011, of which NIS 6.08 billion (approximately 39%) are property, plant and equipment, compared to NIS 6.02 billion (35%) on December 31, 2011.

The decrease in the Group’s assets stemmed primarily from the Domestic Fixed-Line Communications and the Cellular segments, as described below.

In the Domestic Fixed-Line Communications segment, total assets, without loans and investment in associates, decreased by NIS 752 million compared to December 31, 2011. The decrease stemmed mainly from a decrease in the balances of cash and cash equivalents.

In the Cellular segment, total assets decreased from NIS 5.40 billion on December 31, 2011 to NIS 4.70 billion as of December 31, 2012. The decrease stemmed primarily from a decline in the customer balance owing to a decrease in revenues from the sale of terminal equipment and deduction of non-returnable credit card instalment transactions. A decrease in the balance of property, plant and equipment, stocks and intangible assets was also recorded, and was partly offset by an increase in trade receivables and in the balance of cash and cash equivalents.

In the International Communications, Internet and NEP segment, assets decreased from NIS 1,268 million on December 31, 2011 to NIS 1,259 million as of December 31, 2012. Most of the decrease occurred in current assets, mainly cash and customer balances, and was moderated by an increase in the balance of property, plant and equipment balances following completion of the investment in setting up the sea-bed cable.

In the Multi-Channel Television segment (stated by the equity method), assets increased by approximately NIS 105 million, which stemmed mainly from an increase in property, plant and equipment, owing primarily to an increase in investment in decoders and an increase in the balance of broadcasting rights, mainly as a result of an increase in the balance of original productions.

1.1.2	Liabilities

The Group's debt to financial institutions and debenture holders at December 31, 2012 amounted to NIS 9.55 billion,1 which is stable compared with December 31, 2011. The repayment of debentures and loans in the Domestic Fixed-Line Communications and Cellular segments was offset by bank loans taken by the Domestic Fixed-Line Communications segment.

1.2	Results of operations

1.2.1	Principal results

The Group’s revenue in 2012 amounted to approximately NIS 10.278 billion, compared to NIS 11.373 billion in the prior year, a decrease of 9.6%. The decrease stemmed mainly from the Cellular segment as a result of more intense competition, which resulted in a decrease in revenues from the sale of terminal equipment and services, as described later in this document.

The Group’s depreciation and amortization expenses amounted to approximately NIS 1.436 billion compared to NIS 1.395 billion in the prior year, an increase of 2.9%. The increase stemmed from the Domestic Fixed-Line Communications and the International Communications, Internet and NEP segments, as described later in this document.

1
The Group's debt to financial institutions and to debenture-holders net of cash and cash equivalents and current investments as of December 31, 2012, amounts to approximately NIS 8 billion, compared with NIS 7.3 million on December 31, 2011.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

The Group’s salary expenses amounted to NIS 1.982 billion compared to NIS 2.103 billion in the prior year, a decrease of 5.8%. The decrease stemmed from the Cellular and Domestic Fixed-Line Communications segments.

The Group’s operating and general expenses amounted to approximately NIS 3.953 billion compared to NIS 4.494 billion in the prior year, a decrease of 12%. The decrease stemmed primarily from the Cellular segment, mainly due to the decrease in the cost of selling terminal equipment.

Other operating expenses, net, amounted to approximately NIS 128 million compared to NIS 139 million in the prior year. The expense in 2011 stemmed from recording a provision of NIS 369 million for early retirement severance in the Domestic Fixed-Line Communications segment. For details, see later in this document and Note 24 to the financial statements.

The Group's finance expenses, net, amounted to approximately NIS 149 million, compared to NIS 210 million in the prior year, a decrease of 29%. Most of the decrease stemmed from the sale of the entire holding in Traffix Communication Systems Ltd. at a profit of approximately NIS 74 million in the first quarter of 2012.

Taxes on income amounted to approximately NIS 777 million, which is 26.9% of profit after net finance expenses, compared with NIS 755 million and 24.9% of profit after net finance expenses in the prior year, an increase of 2.9%.

The increase in expenses stemmed from the Domestic Fixed-Line Communications segment as a result of a rise in the segment's taxable income, which was largely offset by a decline in profitability in the Cellular segment. In addition, the corporate tax rate increased from 24% in 2011 to 25% in 2012.

1.2.2	Segments of operation

A.	Data on operations by segment, according to the Group’s segments of operation:

	1-12/2012		1-12/2011
	NIS millions	% of total revenue	NIS millions	% of total revenue
Revenue by segment
Domestic Fixed-Line Communications	4,630	45.1%	4,648	40.9%
Cellular	4,468	43.5%	5,548	48.8%
International Communications, Internet and NEP	1,340	13.0%	1,354	11.9%
Multi-Channel Television Services	1,636	15.9%	1,619	14.2%
Other and offsets(*)	(1,796)	(17.5)%	(1,796)	(15.8)%
Total	10,278	100%	11,373	100%

	1-12/2012		1-12/2011
	NIS millions	% of total revenue	NIS millions	% of total revenue
Operating profit by segment
Domestic Fixed-Line Communications	1,953	42.2%	1,658	35.7%
Cellular	892	20.0%	1,360	24.5%
International Communications, Internet and NEP	219	16.3%	241	17.8%
Multi-Channel Television Services	253	15.5%	295	18.2%
Other and offsets(*)	(282)	-	(312)	-
Consolidated operating income /percentage of total Group revenue	3,035	29.5%	3,242	28.5%

*	The setoffs are mainly for the Multi-Channel Television segment, which is an affiliate.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

B.	Domestic Fixed-Line Communications

Revenues

Revenues in the segment in 2012 amounted to NIS 4,630 million compared to NIS 4,648 million in the prior year, a decrease of 0.4%.

The decrease in the segment’s revenue stemmed mainly from a decrease in revenues from telephony, primarily due to erosion of revenue per telephone line, a decline in the number of subscribers, and a decrease in revenues from interconnect fees to the cellular networks.

The decrease in revenue was moderated by an increase in revenues from high-speed Internet, mainly the result of an increase in the number of Internet subscribers and in revenue per subscriber as a result of surfing speed upgrades. There was also an increase in revenues from data communications.

Operating expenses

Depreciation and amortization expenses in 2012 amounted to approximately NIS 730 million, compared with NIS 688 million in the prior year, an increase of 6.1%. The increase stemmed mainly from depreciation of the old network, in which operation ended, and amortization of new investments in the NGN project. The increase was moderated by the end of depreciation of other property, plant and equipment.

Salary expense in 2012 amounted to approximately NIS 1,042 million compared with NIS 1,089 million in the prior year, a decrease of 4.3%. The decrease in salary expenses stemmed mainly from a decrease in share-based payments and employee retirement, and was partly offset by wage creep, new employees hired and a decrease in salary attributed to investment.

Operating and general expenses in 2012 amounted to approximately NIS 1,033 million compared to NIS 1,074 million in the prior year, a decrease of 3.8%. The decrease stemmed mainly from a decrease in the liability for payment of frequency fees in the first quarter of 2012. There was also a decrease in interconnect expenses to the cellular networks with a corresponding decrease in revenues from interconnect fees. The decrease was moderated by a rise in expenses for terminal equipment and materials.

Other operating income, net, in 2012 amounted to approximately NIS 128 million compared to expenses of NIS 139 million in the prior year. The transition from expense to revenue in the reporting year stemmed from recording a provision of NIS 369 million on account of early retirement severance in 2011 compared with NIS 32 million in the reporting. In contrast, the Company recognized a loss of approximately NIS 54 million as a result of its decision to terminate the CRM project.

Profitability

Operating profit in the segment in 2012 amounted to approximately NIS 1,953 million, compared with NIS 1,658 million in the prior year, an increase of 17.8%. The change in operating profit stemmed from the changes described above in the revenue and expense items, and primarily from the provision for early retirement severance.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

Finance expenses, net

Finance expenses, net, in the segment in 2012 amounted to approximately NIS 257 million, compared to NIS 240 million in the prior year, an increase of 7.1%. The increase in the reporting year stemmed primarily from an increase in interest expenses in respect of debentures issued during 2011, and bank credit received in the fourth quarter of the reporting year and during 2011. There was also a decrease in profit from financial assets held for trading owing to a decline in the balance of cash and cash equivalents.

The increase in finance expenses was moderated by an increase in finance income following an increase in loans made to associates and the recording of finance income from a decrease in the liability to pay frequency fees in the first quarter of 2012.

C.	Cellular segment

Revenue

Segment revenue in 2012 amounted to approximately NIS 4,468 million compared to NIS 5,548 million in the prior year, a decrease of 19.5%. The decrease stemmed from significant intensification in competition in the segment (see section 3.6.2 in Chapter A of the Periodic Report for 2012).

Revenues from services in 2012 amounted to approximately NIS 3,261 million compared to NIS 3,637 million in the prior year, a decrease of 10.3%. The decrease in service revenues stemmed from the erosion of tariffs as a result of the more intense competition and the transition to unlimited packages that led to a decrease in ARPU (Average Revenue Per Subscriber), as well as a decline in the number of relatively high-usage subscribers. The fall in revenues was partly offset, commencing 2012, by revenues from cellular operators who use the segment's network.

Revenues in the segment from the sale of terminal equipment in 2012 amounted to approximately NIS 1,207 million, compared to NIS 1,911 million in 2011, a decrease of 36.8%. The decrease stemmed primarily from a decrease in the quantity of sales, inter alia as the market was opened to parallel imports and numerous stores selling terminal equipment opened for business.

Costs and expenses

Depreciation and amortization expenses in 2012 amounted to approximately NIS 531 million compared to NIS 561 million in the prior year, a decrease of 5.4%. The decrease stemmed mainly from termination of the capitalization of subscriber acquisition costs. .

The salary expense in 2012 amounted to approximately NIS 491 million compared to NIS 602 million in the prior year, a decrease of 18.4%. The decrease in salary expenses stemmed primarily from a decrease in the number of positions.

Operating and general expenses in 2012 amounted to approximately NIS 2,554 million compared to NIS 3,025 million in the prior year, a decrease of 15.6%. The decrease stemmed mainly from a decrease in the costs of selling terminal equipment, mostly the result of a decrease in the number of handsets sold and which was offset partly by a rise in the prices of the handsets and partly by a decrease in content expenses along with a decrease in revenues from content.

Profitability

Operating profit in the segment in 2012 amounted to approximately NIS 892 million compared to NIS 1,360 million in the prior year, a decrease of 34.4%. The decrease in operating profit stemmed primarily from erosion of revenues from services and a decline in sales of terminal equipment as noted above, as well as a decline in the profitability of the sale of terminal equipment.

Finance income, net

The segment's finance income, net, in 2012 amounted to approximately NIS 45 million compared to finance expenses, net, of NIS 38 million 2011, an increase of 18.4%. The increase stemmed mainly from finance income owing to an increase in the credit embodied in the sale of terminal equipment on installments in the past three years, which was partly offset by an increase in the segment's average debt.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

D.	International Communications, Internet and NEP

Revenue

Revenues in the segment in 2012 amounted to approximately NIS 1,340 million compared to NIS 1,354 million in the prior year, a decrease of 1%. The decrease in revenue stemmed primarily from a decrease in the revenues from outgoing and incoming calls owing a transition in the cellular market to packages that include unlimited international calls, and to a decline in sales of exchanges (PBX), offset by an increase in Internet revenues as a result of a rise in the number of customers and growth in the field of business communication solutions (ICT).

Costs and expenses

Depreciation and amortization expenses in 2012 amounted to approximately NIS 136 million compared to NIS 109 million in the prior year, an increase of 24.8%. Most of the increase stemmed from operation of the sea-bed cable and its depreciation for the first time at the beginning of the reporting year.

Salary expenses in 2012 amounted to approximately NIS 278 million compared to NIS 265 million in the prior year, an increase of 4.9%. The increase stemmed mainly from an increase in the number of workers employed in outsourcing services in ICT activities, along with termination of the capitalization of subscriber acquisition costs.

Operating and general expenses in 2012 amounted to approximately NIS 708 million compared with NIS 739 million in the prior year, a decrease of 4.2%. The decrease stemmed from a decrease in costs related to outgoing and incoming calls to PBX equipment, with a corresponding decrease in revenues, as well as more efficient maintenance of international cables after deployment of the sea-bed cable.

Profitability

Operating profit in the segment in 2012 amounted to approximately NIS 219 million compared to NIS 241 million in the prior year, a decrease of 9.1%. The decrease stemmed from the changes described above in the income and expense items.

E.	Multi-channel television segment (stated by the equity method)

Revenue

Revenues in the segment in 2012 amounted to approximately NIS 1,636 million compared to NIS 1,619 million in the prior year, an increase of 1.1%. Most of the increase stemmed from a rise in revenues from the consumption of advanced converters, increased revenues from premium channels, and one-time sales of content in the first quarter of 2012.

Costs and expenses

The cost of sales in 2012 amounted to approximately NIS 1,067 million compared to NIS 1,028 million in the prior year, an increase of 3.8%. Most of the increase stemmed from an increase in content costs, and was moderated by a decrease in depreciation expenses.

Sales, marketing and administrative and general expenses in 2012 amounted to approximately NIS 316 million, compared to NIS 296 million in the prior year, an increase of 6.8%. The increase in these expenses stemmed primarily from termination of the capitalization of subscriber acquisition costs, and from an increase in advertising expenses.

Profitability

Operating profit in the segment in 2012 amounted to approximately NIS 253 million compared to NIS 295 million in the prior year, a decrease of 14%. The decrease in operating profit stemmed from the changes described above in the revenue and expense items.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

1.3	Principal data from the Group’s consolidated income statements (in NIS millions)

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012	2011	Increase (decrease)%

Revenue	2,740	2,595	2,494	2,449	10,278	11,373	(1,095)	(10)%
Operating expenses	1,890	1,849	1,827	1,677	7,243	8,131	(888)	(11)%
Operating profit	850	746	667	772	3,035	3,242	(207)	(6)%
Finance expenses, net	(44)	77	55	61	149	210	(61)	(29)%
Profit after finance expenses, net	894	669	612	711	2,886	3,032	(146)	(5)%
Equity in losses of associates	58	83	92	12	245	216	29	13%
Profit before income tax	836	586	520	699	2,641	2,816	(175)	(6)%
Income tax	245	174	178	180	777	755	22	3%
Profit for the period	591	412	342	519	1,864	2,061	(197)	(10)%

Attributable to:
The Company’s equity holders	582	415	342	519	1,858	2,066	(208)	(10)%
Non-controlling interest	9	(3)	-	-	6	(5)	11	-
Profit for the period	591	412	342	519	1,864	2,061	(197)	(10)%

Earnings per share (in NIS)
Base and diluted earnings per share	0.21	0.15	0.13	0.19	0.68	0.76	(0.8)	(11)%

Comparison of quarterly results of 2012

Details of the material changes:

Total revenue decreased in each of the quarters of the reporting year compared with its previous quarter. The decrease stems from the Cellular and the Domestic Fixed-Line Communications segments. In the Cellular segment, revenues from services decreased in the fourth quarter compared with the third quarter, moderated by an increase in revenues from sales of terminal equipment with the launch of the iPhone5 in the fourth quarter of 2012. In the Domestic Fixed-Line Communications segment, the decrease occurred mainly in revenues from telephony.

Total operating expenses decreased in the fourth quarter by approximately NIS 150 million compared to the prior quarter. The decrease stemmed from the Domestic Fixed-Line Communications segment, mainly owing to an increase in capital gains from the sale of real estate and copper, along with a decrease in the salary and the operating and general expenses.

The Company's equity in the losses of associates decreased in the fourth quarter by approximately NIS 80 million, mainly due to a decrease in finance expenses and an improved operating profit in the Multi-Channel Television segment.

1.4	Equity

Equity attributable to the Company's owners as of December 31, 2012 amounted to approximately NIS 2.46 billion, which is 15.6% of the total balance sheet, compared to NIS 2.65 billion on December 31, 2011 which was 15.3% of the total balance sheet.

The decrease in equity is the result of the Group's profits in 2012, less a dividend of NIS 2.07 billion distributed during the year from the profits of the second half of 2011 and the first half of 2012.

On March 13, 2013, the Board of Directors of the Company resolved to recommend to the general meeting of the shareholders of the Company that a cash dividend of NIS 861 million be distributed to the shareholders (see Note 20.2.4 to the financial statements).

1.5	Cash flows

Consolidated cash flows from operating activities in 2012 amounted to approximately NIS 4,014 million, compared to NIS 3,186 million in the prior year, an increase of NIS 828 million. Most of the increase stemmed from the Cellular segment, due to a decrease in working capital net of a decrease in net profit. The decrease in working capital in the Cellular segment stemmed primarily from a decline in the volume of sales of terminal equipment on installments, which resulted in a decrease in the customer balance and also stemmed from the deduction of installment transactions paid by credit card. The increase was moderated by a decrease in the cash flow from operating activities in the Domestic Fixed-Line Communications segment, mainly owing to changes in working capital.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

Cash flow from operating activities is one of the sources of financing for the Group’s investments, which in 2012 included approximately NIS 1,271 million in the development of communications infrastructures and NIS 269 million in intangible assets and deferred expenses, compared to NIS 1,548 million and NIS 355 million, respectively, in the prior year. Furthermore, approximately NIS 131 million net was invested in financial assets held for trade and others, compared to NIS 892 million in the prior year.

In addition, the Group received proceeds of approximately NIS 305 million from the sale of property, plant and equipment, as well as approximately NIS 100 million from the realization of assets and non-current loans, which includes the proceeds from the sale of assets available for sale.

In 2012, the Group repaid debts and paid interest totaling approximately NIS 1,184 million, compared with approximately NIS 1,860 million in the prior year. In contrast, the Domestic Fixed-Line Communications segment raised debt of NIS 650 million in the fourth quarter of 2012 whereas in the prior year total debt raised (by means of loans and an issuance of debentures) amounted to approximately NIS 5.29 billion. In addition, in 2012, a dividend of NIS 3.07 billion was paid, compared to NIS 3.16 billion in the prior year (see Note 20.2.3 to the financial statements).

The average of long-term liabilities (including current maturities) to financial institutions and debenture holders in 2012 amounted to NIS 9,274 million.

Average supplier credit in 2012 was NIS 851 million, and the average short-term customer credit was NIS 3,071 million, while average long-term customer credit was NIS 1,259 million.

The Group's working capital surplus as of December 31, 2012 amounted to approximately NIS 491 million, compared to a working capital surplus of NIS 1,424 million on December 31, 2011. The Company has (according to its separate financial statements) a working capital deficit of approximately NIS 790 million as of December 31, 2012, compared to a surplus of NIS 161 million on December 31, 2011.

The transition from surplus to deficit in the Company's working capital stemmed primarily from a decrease in the balance of cash and cash equivalents, which on December 31, 2011 included receipts in respect of an issuance of debentures and raising long-term loans during 2011. There was also an increase in the current liabilities of the Company, mainly due to an increase in current maturities of long-term loans.

The Board of Directors of the Company reviewed the existing and projected resources and cash flows in the foreseeable future and the investment needs of the Company, as well as the sources of finance and the potential amounts that will need to be available to the Company. On the basis of its review of all these factors, the Board of Directors concluded that despite the deficit in the Company's working capital (according to the separate financial statements), the Company does not have a liquidity problem. The Company can meet its existing cash needs and its needs for the foreseeable future by generating cash from operations, by receipt of dividends from subsidiaries and by raising debt, should it decide to do so, from banking and non-banking sources.2

The above information includes forward looking information based on the Company's assessments as to liquidity. The actual data might differ materially from those assessments if a change occurs in one of the factors taken into account in making them.

2
In light o the Board of Directors' determination that despite the Company's working capital deficit (according to the separate financial statements), there are no warning signs in the Company as provided in Article 10(b)(14) of the Securities (Periodic and immediate reports) Regulations, of the need to attach a projected cash flow report.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

2.	Explanations of the Board of Directors relating to exposure to market risks and their management (Part 4 below)

The Company operates on the basis of a financial exposure management policy adopted by the Company's Board of Directors on June 26, 2008 and updated on October 18, 2012.

Below are summaries of the sensitivity analysis tables (in NIS millions) shown in Part 4.

Sensitivity to changes in the USD/NIS exchange rate

		Gain (loss) from changes		Fair value of assets (liabilities	Gain (loss) from changes
	Dollar exchange rate	10%	5%		5%-	10%-
2012	3.733	(44)	(24)	(456)	24	44
2011	3.821	(44)	(22)	(442)	22	44

Sensitivity to changes in the CPI

	Gain (loss) from changes			Fair value of assets (liabilities)	Gain (loss) from changes
	1.5%	0.2%	%		0.1%-	0.2%-	1.5%-
2012	(23)	(3)	(1)	(2,570)	1	3	25
2011	(34)	(4)	(4)	(2,781)	4	4	34

Surplus liabilities exposed to changes in the CPI decreased by approximately NIS 211 million, primarily as a result of the Group’s repayment of CPI-linked debentures, which was moderated by an increase in the balance of other liabilities.

Sensitivity to changes in real shekel interest

	Gain (loss) from changes			Fair value of assets (liabilities)	Gain (loss) from changes
	16%	10%	5%		5%-	10%-	16%	-
2012	(73)	(48)	(24)	(1,483)	25	51	82
2011	(68)	(43)	(22)	(1,834)	24	47	79

Surplus liabilities exposed to changes in the real shekel interest decreased by approximately NIS 351 million, primarily as a result of the Group’s repayment of debentures.

Sensitivity to changes in nominal shekel interest

	Gain (loss) from changes			Fair value of assets (liabilities)	Gain (loss) from changes
	16%	10%	5%		5%	-	10%-	16%-
2012	54	34	17	(3,052)	(17)		(34)	(55)
2011	94	59	32	(2,763)	(32)		(61)	(100)

Surplus liabilities exposed to changes in the nominal shekel interest increased by approximately NIS 289 million, mainly as a result of raising loans during 2012 and a decrease in the balance of trade receivables, consolidated, which was moderated by a decrease in the balance of the dividend payable in respect of a distribution that does not pass the profit test.

Sensitivity to changes in the prices of commercial paper

	Gain (loss) from changes		Fair value of assets (liabilities)	Gain (loss) from changes
	10%	5%		-5%	-10%
2012	96	48	962	(48)	(96)
2011	92	46	915	(46)	(92)

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

3.	The link between the compensation awarded under Article 21 and the recipient's contribution to the Corporation

At its meetings on March 6 and March 13, 2013, the Board of Directors discussed the terms of service and compensation of the officers and interested parties in the Company, which are described in section 7 of Chapter D of the Periodic Report for 2012  ("the Periodic Report"), in accordance with Article 21 of the Periodic and Immediate Reports Regulations, 1970 ("the Periodic and Immediate Reports Regulations"). The Board discussed the connection between the compensation amounts given in 2012 to each of the senior officers and interested parties in the Company, and his activities and contribution to the Company during that year. To enable informed discussion, the members of the Board were provided in advance with the relevant data on the terms of employment of each officer and interested party.

The above discussion was preceded by extensive discussion in the Compensation Committee on March 10, 2013, of each of the officers – CEO Mr. Avraham Gabbay, former Deputy CEO and CFO Mr. Alan Gelman, Deputy CEO and VP Marketing Mr. Ran Guron, the CEO of Pelephone, Mr. Gil Sharon, and the CEO of Bezeq International, Mr. Itzhak Benbenisti ("the Managers"), his contribution and his compensation package seen as a whole.

The Board of Directors noted that the compensation given to each of the senior officers in the Group, was set, inter alia, while taking into account the function he filled in the Group and his contribution to the Group and its operations, and on the basis of the Company's compensation plan for 2012, which was approved in February 2012 by the Board of Directors of the Company with reference to each of the Managers.

The Board of Directors reviewed comparison data with the help of a paper prepared by Professor Moshe Zviran ("the Zviran Survey") on accepted bonus levels for CEOs and Deputy CEOs, as the case may be, among companies comparable with the Company, and discussed other parameters for considering the reasonableness and fairness of the compensation for the Company's officers, among them significant managerial goals attained in the reporting period and the occurrence of one-time events that could affect the targets defined in the officer's compensation plan.

In the assessment of the Board of Directors, the compensation of each of the Managers referred to in Article 21 in Chapter D of the Periodic Report (Additional Details about the Company), including the bonuses that are derived from the results of the Company or the subsidiaries, as the case may be, reflects the contribution of the Manager to the Group and is fair and reasonable, as described below.3

The five most highly paid persons in the Company

A.	Avraham Gabbay – CEO of Bezeq

Approval of Mr. Gabbay's annual bonus for 2012 was based on the rate of his compliance with the targets set in advance by the Board of Directors in the 2012 bonus plan that was approved in February 2012.

In reviewing the compensation in respect of 2012 for Mr. Gabbay, the Board of Directors noted the achievements of Bezeq and in particular, the high rate of attainment of the EBITDA target (104.2%), his success this year also in meeting the Company's targets despite the fierce competition and the challenging regulatory situation.

The Board of Directors found that the amount of the compensation to Mr. Gabbay for 2012 is within the range of compensation levels presented in the Zviran Survey, in the upper section of the range.

In the opinion of the Board of Directors, the amount of the compensation and the bonus paid to the CEO of the Company in respect of 2012 is reasonable and fair in the circumstances, taking into account the size and scope of operations of the Company and the complexity of the job of its CEO, as well as his salary in relation to the size of the Company, the salaries of other senior Managers in the Group and his personal qualifications.

B.	Gil Sharon – CEO of Pelephone

Approval of Mr. Sharon's annual bonus for 2012 was based on the rate of his compliance with the targets set in advance by the Board of Directors in the 2012 bonus plan that was approved in February 2012.

3	For more information about the compensation of the senior officers, see Note 29 to the financial statements for 2012 and Article 21 (section 7) in Chapter D of the Periodic Report.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

The Board's recommendation was to grant the compensation in accordance with the formula set, despite Pelephone's non-attainment of the EBITDA target – the result of a challenging budget which did not take into account in advance the intense competition in the cellular market as the new operators started operation. It was also noted that compared with the incumbent operators, Pelephone achieved the most impressive results while dealing with the changing market conditions of the cellular world.

The Board of Directors found that the amount of the compensation to Mr. Sharon is within the range of compensation levels presented in the Zviran Survey, in the upper section of the range.

In the opinion of the Board of Directors, the amount of the compensation and the bonus paid to the CEO of Pelephone in respect of 2012 is reasonable and fair under the circumstances, taking into account the size and scope of operations of Pelephone and the complexity of the job of its CEO, as well as his salary in relation to the size of the Company, the salaries of other senior Managers in the Group and his personal qualifications.

C.	Itzhak Benbenisti – CEO of Bezeq International

Approval of Mr. Benbenisti's annual bonus for 2012 was based on the rate of his compliance with the targets set in advance by the Board of Directors in the 2012 bonus plan that was approved in February 2012.

In reviewing the compensation in respect of 2012 for Mr. Benbenisti, the Board of Directors noted the achievements of Bezeq International under his leadership, among them maintaining its position as the largest player in its field, the increase in the number of its customers while maintaining profitability despite the difficult market conditions and intense competition. In addition, Mr. Benbenisti successfully held together the managers and employees of the company in a period of shake-ups and incertainty in the economy as a whole and in the communications market in particular, fueling their motivation and commitment to the company and its customers.

The Board of Directors found that the amount of the bonus approved for Mr. Benbenisti is within the range of the bonus levels presented in the Zviran Survey, in the upper section of the range.

In the opinion of the Board of Directors, the amount of the compensation and the bonus paid to Mr. Benbenisti in respect of 2012 is reasonable and fair in the circumstances, in view of his achievements described above and taking into account his salary in relation to the size of the company, the salaries of other senior Managers in the Group and his personal qualifications.

D.	Alan Gelman – Deputy CEO and CFO of Bezeq

Approval of Mr. Gelman's annual bonus for 2012 was based on the rate of his compliance with the targets set in advance by the Board of Directors in the 2012 bonus plan that was approved in February 2012.

The Board of Directors found that the amount of the compensation for Mr. Gelman in respect of 2012 is within the range of the compensation levels presented in the Zviran Survey, in the upper section of the range.

In the opinion of the Board of Directors, the amount of the compensation and the bonus paid to Mr. Gelman in respect of 2012 is reasonable and fair in the circumstances, in view of his achievements and taking into account his salary in relation to the size of the Company, the salaries of other senior Managers in the Group and his personal qualifications.

E.	Ran Guron – Deputy CEO and VP Marketing of Bezeq

Approval of Mr. Guron's annual bonus for 2012 was based on the rate of his compliance with the targets set in advance by the Board of Directors in the 2012 bonus plan that was approved in February 2012.

In reviewing the compensation in respect of 2012 for Mr. Guron, the Board of Directors noted Bezeq's high rate of compliance with the EBITDA target, maintaining the level of the Company's revenues by means of marketing moves that resulted in a record year on Internet growth and continued progress in bandwidth, the range of services marketed to customers, and the strength of the brand. This was achieved in parallel to leading decision-making processes on important subjects such as the Fiber project, the Company's preparation for the changes expected in the communications market, and preparing the structure of the packages and products of the Company for the next stage in the competition.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

The Board of Directors found that the amount of the compensation for Mr. Guron is in respect of 2012 is within the range of the bonus levels presented in the Zviran Survey, in the mid-section of the range.

In the opinion of the Board of Directors, the amount of the compensation and the bonus paid to Mr. Guron in respect of 2012 is reasonable and fair in the circumstances, in view of his achievements described above and taking into account his salary in relation to the size of the company, the salaries of other senior Managers in the Group and his personal qualifications.

Compensation interested parties in the Company

Management agreement with Eurocom Communications Ltd. ("Eurocom Communication")

Details of the management agreement with Eurocom Communications were reviewed before the Board of Directors, and also the services it has provided for the Company since the beginning of the year,4 through Mr. Shaul Elovitch, Mr. Or Elovitch and Mr. Amikam Sorer.

In addition, the Board was shown comparison data from the paper prepared by Ernst & Young Kost Forer Gabbay & Kasierer, on management agreements in other public companies of similar size to the Company or as close as possible in size.

The Board members discussed the scope and nature of the services provided by Eurocom Communications in the reporting year, which included, inter alia, advice in various areas, mainly to the Group and on its strategy, regulation, finance and financing, and real estate taxation. The advice was provided at regular work meetings and review of various issues and discussions outside the regular meetings. Moreover, in the reporting year the Company did not pay its directors (including the Chairman of the Board) any compensation for their service as directors, except for the external directors and the independent directors.

The members of the Board found the compensation in 2012 to Eurocom Communications pursuant to the management agreement to be reasonable and fair, taking into account the contribution of the management agreement to the Company, for the following reasons:

The advice services by virtue of the management agreement were provided by experienced professional and expert entities in the communications market and in the areas of operation of the Company, including on regulation, on finance and financing and on real estate. These entities devoted considerable time and work to providing the advice in the reporting year (beyond the time devoted by some of them, as directors in the Company and in the subsidiaries).

The contribution of the advice services to the Company in preparing the Group for the regulatory changes, was significant.

In the reporting period, no compensation was paid to directors Shaul Elovitch (who serves as Chairman of the Board of the Company), Or Elovitch, Orna Elovitch-Peled, Amikam Sorer and Felix Cohen, for their service as directors in the Company and as directors in the subsidiaries and /or in companies related to the Company. The cost of these directors' compensation was saved to the Company in 2012 (calculated in terms of the compensation paid by the Company to the external and independent directors).

From the comparison data presented to the members of the Board in the E&Y survey, it transpires that compared with other companies of similar size to the Company, the compensation pursuant to the management agreement is at the average level.

Employee-directors

It is noted that the Board of Directors of the Company did not discuss Article 10(b)(4) of the Period and Immediate Reports Regulations and the reasonableness and fairness of the compensation to employee-directors Mr. Rami Nomkin and Mr. Yair David, since the compensation paid to them is by virtue of their job as Company employees and in accordance with the collective agreement, and not by virtue of their service as directors in the Company.

4
Details of the management agreement are provided in section 7 of Chapter D in the Periodic Report. Engagement in the management agreement was approved in accordance with section 275 of the Companies Law by the general meeting of the Company on June 10, 2010.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

4.	Market Risks – Exposure and Management

The Company’s market risk manager

The person responsible for management of the Company's market risks is Deputy CEO and CFO Dudu Mizrahi. For details of his education and experience, see Section 15 in Chapter D of the Periodic Report.
Until December 31, 2012, the market risk manager was Alan Gelman, the former Deputy CEO and CFO of the Company.

-	ID No. 015704307
-	Date of birth: November 5, 1955
-	Term of office: February 15, 2008 – December 31, 2012
-	Is he an interested party in the Company or a relative of a senior officer or of an interested party in the Company: No.
-	Education and business experience in the past five years:
Graduate in accounting, Queens College NY
MBA, Hofstra University, NY
CPA (Isr.)
CPA New York
2006-2007 – Deputy CEO and CFO at Delek Group.

Once every quarter, a presentation is made to the Financial Statements Review Committee and to the Board of Directors, of the extent and the characteristics of the financial exposures and the actions taken, if taken, to minimize them.

Market risks and the Company's risk management policy

The Company is exposed to market risks as a result of changes in interest rates, exchange rates, the CPI, inflation, and the prices of raw materials.

The Company acts in accordance with a financial exposure management policy adopted by the Board of Directors of the Company on June 26, 2008 and updated on October 18, 2012. Pursuant to that policy, the Company implements partial hedging operations depending on the circumstances and its own judgment, primarily in order to reduce its exposure to changes in the CPI, in the price of copper and in foreign currency exchange rates. The Company monitors the Group's exposure management every month, and this includes, where necessary, recommending changes in exposure management. In cases where management considers deviation from this policy, its recommendations are brought before the Company's Board of Directors.

CPI risk – The Company has a significant surplus of liabilities over CPI-linked assets, and the bulk of its financial exposure stems from the risk of a rise in inflation. The rate of inflation also affects the Company's operating income and expenses in the course of the year.

In order to minimize exposure to inflation, the Company's Board decided to implement full or partial hedging, at its discretion, in accordance with the following:

a.	Hedging activity will be implemented mainly by means of CPI-shekel forward transactions, which guarantee a defined rise in the CPI over a designated period.

b.
The transactions will be subject to judgment and made in accordance with market trading restrictions and reviewed in relation to the inflation expectations inherent in the debenture market and inflation forecasts, and in relation to the Bank of Israel's inflation target range.

c.	The hedging position can be lowered by closing existing transactions before their final expiration date.

d.	The Company will strive for hedging transactions to meet the terms required for the application of hedging accounting.

e.	Hedging transactions will be made according to the repayment schedules of the CPI-linked financial debt.

f.
As long as index exposure is more than NIS 500 million, the hedging rate will not be less than 40% of the exposure in respect of the CPI-linked financial debt and will not exceed 100%; where the exposure is less than NIS 500 million, the hedging rate will not exceed 50% of the exposure stemming from CPI-linked financial debt.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

The Company made hedging transactions against the CPI in order to minimize the risk. The Company incurred no material costs in making these hedging transactions.

Interest risk – The Company’s exposure to change in the interest rate depends largely on the nature of its financial liabilities and assets as well as on future financing needs. Some of the Company’s liabilities bear fixed interest, and therefore a change in the interest rate will affect their fair value rather than their carrying value. Other liabilities bear variable interest based on the prime / STD rate.

As of the date of this report, the Company does not hedge against these exposures, but it is not inconceivable that it will do so in future market circumstances. Furthermore, the Company takes into account such influences when considering the types of loans it takes.

Currency risk – A change in the shekel exchange rate against the currency basket is an economic exposure in that it can affect the Company's profit and future cash flows.

To minimize this exposure, the Board of Directors decided that the Company should hedge its exposure against exchange rate risks, subject to the following principles and rules:

a.	The unhedged equity exposure to changes in exchange rates will not exceed a sum equivalent to USD 200 million

b.	The decision whether to hedge purchase and/or investment transactions will be made, if at all, on the date of the purchase and/or investment decision, or shortly thereafter as possible.

The Company made no hedging transactions against exchange rates in the reporting period.

Copper price – The Company is exposed to changes in copper prices that result in a change in the residual value of its copper cable infrastructure. In addition, the Company is withdrawing and selling copper cables while deploying the NGN network, and in view of the significant cash flows expected from sale of copper and the volatility of its price, the Board of Directors of the Company approved transactions to hedge its exposure to the value of copper assets that will be sold as part of the NGN project. On December 31, 2012, the Company had open forward transactions for 3,494 tons of copper. The total fair value of the transactions at that date is approximately NIS 1.4 million.

Risks and risk management in the subsidiaries

In accordance with a decision of the Board of Directors, each of the companies in the Group is required to manage a risk management policy and routinely monitor its implementation. The persons responsible for market risk management in the principal consolidated companies are the CFOs of those companies.

For more details about financial risk management in the Group and information on the linkage terms of the balances in the Group's balance sheet (Linkage Bases Report), see Note 30 to the financial statements.

5.	Aspects of corporate governance

5.1	Community involvement and donations by Group companies

Group companies are active in the community through donations to not-for-profit associations and social organizations which promote education, welfare and other causes. Activities are expressed in money donations, contributions of communications infrastructures, and the encouragement of volunteering by employees carrying out a range of activities for the community.

The guiding principle of the Company's contribution to the community this year was support for programs aimed at narrowing social-educational gaps that exist due to non-availability of computers and the internet ("the digital divide") in the world.

In 2012, the Group donated approximately NIS 11.7 million.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

5.2	Disclosure concerning the auditor's fees

Below are the fees paid to the auditors of the main companies in the Group for auditing services and audit-related services:

Company	Auditor	Details	2012		2011
			Fees (NIS thousands)	Hours	Fees (NIS thousands)	Hours
Bezeq	Somekh Chaikin	Audit and audit-related services	3,610	17,325	3,850	16,535
		Other services5	170	487	157	426
Pelephone	Somekh Chaikin	Audit and audit-related services	1,414	7,837	1,510	8,450
		Other services4	164	433	91	269
Bezeq International	Somekh Chaikin	Audit and audit-related services	717	5,121	749	4,527
		Other services4	105	262	403	878

The auditors’ fees were discussed by the Committee for the Examination of the Financial Statements and approved by the boards of directors of the Company and of each of the Group companies. The fees were determined on the basis of the hours worked and the hourly tariff in the prior year and with adjustment for changes and events which occurred in the reporting year.

5.3	Directors with accounting and financial expertise and independent directors

Information about directors with accounting and financial expertise and independent directors is included in sections 2 and 12 of the corporate governance questionnaire and in section 14 in Chapter D of the Periodic Report.

5.4	Disclosure regarding an internal auditor in a reporting corporation

5.4.1	The Company’s internal auditor

A.	Name: Lior Segal.

B.	Date of commencement of office: January 24, 2011.

C.	The internal auditor complies with the conditions laid down in Article 8 of the Internal Audit Law, 1992 and section 146(b) of the Companies Law.

D.	Method of employment: the internal auditor is a Company employee. The Company has an audit unit which is headed by the internal auditor.

5.4.2	Method of appointment

In its discussion on January 13, 2011, the Audit Committee recommended the appointment of Lior Segal as the Company’s internal auditor. The appointment was approved by the Board of Directors on January 24, 2011.

Summary of the reasons for approving the appointment

The Board of Directors approved the appointment of Lior Segal, who, prior to his appointment as internal auditor, served as manager of internal processes and controls and corporate governance compliance officer, to the post of internal auditor, following a recommendation from the Audit Committee, based on his qualifications and professional experience.

Duties, authority and tasks of the internal auditor

The authority and responsibility of the Company's internal auditor are laid down in the Company's internal audit procedure. The procedure was revised and approved by the Audit Committee on December 19, 2010.

The role of the internal auditor according to the Company’s internal audit procedure

5	"Other services" provided for the principal companies in the Group in 2011 and 2012 included tax advice.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

A number of roles are imposed in the internal auditor, including examination of the propriety of the actions of the Company and the activities of its officers and office-holders, examination of the integrity of the financial and operating information, review of financial and liability management and review of the Company's computerized information and its information security set-up. The internal auditor is also responsible for examining employee complaints, as required by section 117(6) of the Companies Law, 1999.

Authority of the internal auditor according to the Company’s internal audit procedure

The internal auditor is authorized to receive any information, explanation and document required for the performance of his duties: he has right of access to any ordinary or computerized data bank, database and automated or non-automated data processing work plan of the Company and its units, and to receive right of entry to any Company property. He is also entitled to be invited to all meetings of management, the Board of Directors and its committees.

5.4.3	The organizational superior of the internal auditor

The internal auditor answers to the CEO.

5.4.4	Work plan

1.	The work plan in 2012 was annual. As part of the preparation for 2013, the internal auditor defined a work plan for the years 2013-15.

2.	Considerations in determining the internal audit work plan
The guiding principle underlying the annual work plan of the internal audit is the risk inherent in the Company's processes and operations. To assess these risks, the internal audit referred to a risk survey prepared in the Company by the Deputy CEO and CFO, who serves also as operational risk manager, and to other resources that affect the risk assessment in those processes, such as speaking with management, the findings of previous audits and other relevant activities.
The considerations taken into account in compiling the work plan are reasonable coverage of most of the Company’s areas of operation based on exposure to material risks, including the controls existing in the Company's areas of operation and the findings of previous audits.

3.	Entities involved in compiling the work plan
The internal auditor, management, the CEO, the Audit Committee, the Chairman of the Board.

4.	Entity accepting and approving the work plan
The Audit Committee.

5.	The auditor’s discretion to deviate from the work plan
The Chairman of the Board and the chairman of the Audit Committee can propose subjects on which an urgent need arises for audit, and may also recommend narrowing or halting an audit approved in the work plan. The internal auditor has discretion to deviate from the work plan.

6.
The internal auditor attends discussions at Board meetings where material transactions are approved, and reviews the relevant material sent in preparation for those discussions. He examined transactions with related parties which were discussed in 2012 by the Audit Committee. This subject is included in the work plan for 2013 (as part of a review of managerial compliance). .

5.4.5	The audit and the corporations which are material holdings

The work plan of the internal audit unit does not include an audit in corporations which are material holdings. All the corporations that are material holdings of the Company have their own internal auditors (either as employees or outsourced). The audit reports are discussed in the audit committees and/or boards of directors of these corporations, on which directors of the Company serve. The internal auditor may, under the Company's internal audit procedure and at his discretion, obtain the audit reports of the subsidiaries’ statements and he is obligated to hold a work meeting with each of the internal auditors of the subsidiaries at least once a year, to discuss the audit plan and its implementation in the subsidiary.

For a summary about the internal audit in the material associates of the Company – Pelephone, Bezeq International and DBS, see sub-section 5.4.12 below.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

5.4.6	Scope of employment

Number of hours of employment in the year

In 2012, approximately 9,300 hours were devoted to internal audit work. This includes the hours of entities from outside the organization who were hired by the internal auditor. The internal audit unit at the end of the reporting year employed four full-time internal auditors in addition to the Company's internal auditor. The scope of employment is set according to the audit work plan, which was set in accordance with the scope and complexity of the activities of the various companies.

5.4.7	Preparation of the audit

1.	Work standards

Bezeq’s internal audit is carried out in accordance with the Companies Law - 1999 and the Internal Audit Law - 1992, and implemented according to accepted professional standards.

2.	The Board’s criteria for ensuring that the auditor complies with all the requirements of the standards

The auditor briefed the Board of Directors on the standards by which he operates.

In 2012, the internal auditor made a self-assessment of the internal auditing work, from which it transpired that it is carried out in accordance with the requisite standards. An assessment is also being made by an external entity and is expected to be completed in 2013. .

5.4.8	Access to information

The internal auditor was supplied with documents and information as stipulated in Section 9 of the Internal Audit Law, and he was granted permanent and direct access to the Company’s information systems, including financial data.

5.4.9	Internal Auditor’s report

The internal auditor submits audit reports in writing.

The internal auditor routinely submits audit reports during the reporting year to the Chairman of the Board, the CEO, the Audit Committee chairman and members. The Audit Committee holds regular discussions of the audit reports.

The Audit Committee held 19 meetings in 2012 and discussed audit reports on the following dates: January 11, 2012, February 23, 2012, March 20, 2012, June 17, 2012, July 25, 2012, August 26, 2012, September 20, 2012, October 28, 2012 and November 28, 2012. The reports were forwarded to the above-mentioned entities in readiness for the committee's discussions (usually about three days in advance). In addition to reports, the auditor submitted to the Audit Committee surveys on various topics at the request of the committee, and briefings on the implementation of the decisions in the audit reports that were discussed by the committee.

5.4.10	The Board of Directors' assessment of the work of the Internal Auditor

The Board of Directors believes that the scope of the Company audit in 2012, the nature and continuity of the internal auditor’s activities as well as the work plan, are reasonable in the circumstances and they can achieve the objectives of the audit.

5.4.11	Compensation

1.
The terms of employment of the internal auditor were discussed and approved by the Audit Committee and the Board of Directors as follows: Monthly salary of NIS 40,000 and an annual target-based bonus set in advance by the Audit Committee and approved by the Board of Directors, of 25% of the annual salary excluding incidentals. On March 16, 2011, the Board of Directors of the Company approved an allotment of 41,000 options of the Company to the internal auditor, under the 2010 employee stock options plan.

2.	On March 4, 2013 the Audit Committee of the Company approved the bonus for the Company's internal auditor for 2012 in the amount of NIS 102,000 (21.4% of the annual salary).

3.	The Board of Directors believes that the compensation of the internal auditor did not affect his professional judgment.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

5.4.12	Details of internal auditing in the Company's material associates

The table provides details of the internal auditing at Pelephone, Bezeq International and DBS. It is noted that these are private companies, not subject to the duty to employ an internal auditor under Chapter 4 of Part IV of the Companies Law, and the internal auditors are voluntary.

	Pelephone	Bezeq International	DBS
Name of internal auditor	Vered Cohen-Herschaft	Meir Kugler	Morad & Shmueli Ltd., CPA, through Uzi Shmueli
Employment format	Employee	Employee	Not a DBS employee
Date of start of term	November 2, 2011	November 2003	June 2, 2002
Answers to	The CEO of Pelephone, and she also reports to the board of directors.	CEO of Bezeq International	CEO of DBS
Hours of work in 2012	5,500	2,200	1,200
Reasons for number of hours allocated and extent of flexibility
Corresponds to scope and complexity of the company's various operations. The hours and the structure of the internal audit division are similar to those of competitors in the sector and of similar-size companies abroad. Flexibility is defined in the work procedures.
To allow for reasonable scope of audit and range of topics as per the company's risk survey. The hours include outsourcing services to enable flexibility.
DBS management believes that the scope, character and continuity of the activity and the work plan are reasonable, given the size, organizational structure and nature of the business, and that they can achieve the purposes of internal auditing.

Accepted professional standards by which the auditor carries out the audit	Companies Law, 1999, Internal Audit Law, 1992 and accepted professional standards.
Were material transactions reviewed in the reporting year?	Material transactions were not reviewed in the reporting year.
Compliance with the provisions of the law	The internal auditors are in compliance with the terms laid down in Sections 3(a) and 8 of the Internal Audit Law and Section 146(b) of the Companies Law.

5.5	Provisions of the Sarbanes-Oxley Act of 2002 (SOX)

Commencing 2011, the Company ceased to apply the provisions of the Securities (Periodic and immediate reports) (Amendment) Regulations, 2009, in the matter of internal control, and applies instead the provisions of the Sarbanes-Oxley Act of 2002 (SOX), as a significant subsidiary of a company traded in the U.S. Accordingly, the Company's 2012 Periodic Report includes a management report and managers' confirmation in the SOX format.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

6.	Disclosure concerning the financial reporting of the corporation

6.1	Critical accounting estimates

Information about the main issues of uncertainty in critical estimates and judgments in implementation of the accounting policy is provided in Note 2.7 to the financial statements.

6.2	Disclosure of material valuations

Below are details about material valuations pursuant to Article 8B of the Securities (Periodic and immediate reports) Regulations, 1970.

Valuation of Pelephone's operation:

Subject of valuation	Value of Pelephone for test of impairment of goodwill attributed in the Company's financial statements in accordance with IAS 36.
Timing of valuation	December 31, 2012; valuation signed on 11.3.2013
Value prior to the valuation	NIS 2.886 billion carrying value of the net operating assets of Pelephone* (NIS 1.027 billion – balance of goodwill).
Value set in the valuation
Approx. NIS 8.133 billion. .Based on the value set in the valuation, the Company concluded that there is no impairment that requires amortization in the amount pf the goodwill recorded in the Company's books.

Assessor and his characteristics
Giza Singer Even Ltd. The work was done by a team headed by Eyal Shevach, a partner with more than five years' professional experience. Mr. Shevach is a graduate (B.Sc.) of The Technion in electronic engineering, and has an MBA from Tel Aviv University.
The assessor has no dependence on the Company.

Assessment model	Discounted Cash Flow method (DCF).
Assumptions used in the assessment
• Discount rate – 11%. Comparison companies for setting the discount rate – Cellcom and Partner.
• Permanent growth rate – 1%.
• Scrap value out of total value set in assessment – 63% (model years – up to 2016).

*	Net operating assets of Pelephone do not include trade receivable balances relating to the sake of terminal equipment on installments.

6.3
The auditors drew attention in their opinion on the financial statements, to the materiality of the claims filed against the Group which at this stage cannot be assessed or in respect of which the exposure cannot be calculated.

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

7.	Details of series of liability certificates

7.1	Data for the Company's debentures in circulation, at December 31, 2012:

Debentures Series 5 – 8

		Debentures Series 5	Debentures Series 6	Debentures Series 7	Debentures Series 8
A	Issue date	June 1, 2004	July 3, 2011	July 3, 2011	July 3, 2011
B	Total par value on issue date	NIS 2,386,967,000	NIS 958,088,000	NIS 424,955,000	NIS 1,329,363,000
C	Its par value	NIS 1,591,311,333(1)(2)	NIS 958,088,000	NIS 424,955,000	NIS 1,329,363,000
D	Par value reassessed to report date (linked to the CPI)	NIS 1,935,482,978(3)	NIS 975,659,112	NIS 424,955,000	NIS 1,329,363,000
E	Accrued interest	NIS 59,838,682	NIS 3,008,282	NIS 1,153,753	NIS 6,314,474
F	Fair value	NIS 2,169,116,478	NIS 1,081,209,117	NIS 425,464,946	NIS 1,460,039,383
G	Stock exchange value	NIS 2,169,116,478	NIS 1,081,209,117	NIS 425,464,946	NIS 1,460,039,383
H	Interest type	Fixed at 5.3%	3.7% fixed interest	Variable – STL for one year plus margin not to exceed 1,4%	5.7% fixed interest
I	Principal payment dates	June 1 every year from 2011 through 2016	December 1 of each of the years 2018-2022	December 1 of each of the years 2018-2022	June 1 of each of the years 2015-2017
J	Interest payment dates	June 1 every year through 2016	June 1 and December 1 of each of the years 2011-2022	March 1, June 1, September 1 and December 1 of each of the years 2011-2022	June 1 and December 1 of each year from December 1, 2011 to June 1, 2017
K	Linkage	Principal and interest linked to the CPI (base index April 2004)	CPI-linked principal and interest (base index May 2011)	Unlinked	Unlinked
L	Liability in relation to Company's total liability	Material	Material	Not material	Material

(1)	On June 1, 2012, NIS 397,827,833 par value was repaid.

(2)	Of which NIS 586.7 million par value is held by a wholly-owned subsidiary.

(3)	Of which NIS 713.6 million held is by a wholly-owned subsidiary.

Series 5

On March 23, 2012, the appointment of Hermetic Trust (1975) Ltd. ("Hermetic") was approved as trustee for the Debentures of the Company, instead of Mizrachi Tefahot Trust Co. Ltd., and accordingly, commencing that date, Hermetic is the trustee for those debentures.

Trust company – Hermetic Trust (1975) Ltd.

Contact person in the trust company – Dan Avnon, CEO

Email address – avnon@hermetic.co.il   Telephone – 03-5274867

Address – Hermetic House, 113 Hayarkon Street, Tel Aviv

The liability certificates are not secured by any charge whatsoever.

Series 6 and 7

Trust company – Reznik Paz Nevo Trusts Ltd.

Contact person in the trust company – CPA Yossi Reznik and Adv. Liat Bachar-Segal

Email address – trust@rpn.co.il, Tel: 03-6393311, Fax: 03-6393316

Address – 14 Yad Harutzim Street, Tel Aviv

Directors' Report on the state of the Company's affairs for the year ended December 31, 2012

Series 8

Trust company – Strauss Lazar Trust Co. (1992) Ltd.

Contact person in the trust company – CPA Uri Lazar

Email address – slcpa@slcpa.co.il   Telephone: 03-6237777, Fax: 03-5613824

Address – 17 Yitzchak Sadeh Street, Tel Aviv

With reference to Debentures Series 6-8, the Company undertook not to create additional charges on its assets unless it simultaneously creates a charge in favor of the debenture- holders and the lending banks (negative pledge) and subject to the exceptions noted in it, as described in Note 13.2.1 to the financial statements.

7.2	For details of the ratings of the series of liability certificates, see Section 2.13.6 in Chapter A of the Periodic Report. The ratings reports are attached as an appendix to the Directors' Report.

7.3
During and at the end of the reporting year the Company met all the conditions and commitments under the deeds of trust for series 5-8, and no conditions were met for establishing cause to present the certificates of liability for immediate repayment. No collateral was given to secure payment to the holders of the liability certificates.

8.	Miscellaneous

8.1	For the forecast of Bezeq Group for 2013, see Section 1.6 in Chapter A of the Periodic Report for 2012.

8.2
For information about the liability balances of the corporation and the subsidiaries or the proportionately consolidated companies in its financial statements at December 31, 2012, see the report form filed by the Company on Magna on March 14, 2013.

We thank the managers, the employees, the public and the shareholders of the Group’s companies.

Shaul Elovitch Chairman of the Board	Avraham Gabbay CEO

Date of signature: March 13, 2013